MANAGEMENT’S DISCUSSION AND ANALYSIS

CanAlaska Uranium Ltd. CVV:TSX-V CVVUF: OTCBB Frankfurt: DH7

Fiscal 2010 Second Quarter

Three and Six Months Ended October 31, 2009

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                        Page 1 of 1

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CanAlaska Uranium Ltd.

Management’s Discussion & Analysis

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to help the reader understand and assess the material changes and trends in the Company’s results and financial position. It presents Management’s perspective on the Company’s current and past activities and financial results, as well as an outlook of planned activities.

This MD&A of the results of operations and financial position for the three and six months ended October 31, 2009 has been prepared as of December 18, 2009 and includes financial and other information up to the date of this report. This MD&A should be read in conjunction with the MD&A of the Company for the year ended April 30, 2009, along with the unaudited consolidated financial statements of the Company for the three and six month periods ended October 31, 2009, and the audited consolidated financial statements for the year ended April 30, 2009. Throughout this MD&A certain comparative figures have been reclassified to conform to the current period’s presentation.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Canada, are expressed in Canadian dollars, and reflect management estimates and assumptions that affect the determination of the reported amounts of assets, liabilities, revenues, and expenses. The Company’s significant accounting policies are described in note 3 to its audited annual financial statements dated April 30, 2009.

This MD&A contains statements that constitute “forward-looking statements” (see “Cautionary Notice”)

The Company

CanAlaska (or the “Company”) is a mineral exploration company and is in the business of evaluating, acquiring, and exploring mineral properties, principally uranium properties the Athabasca Basin area in northern Saskatchewan (the “Athabasca”). The Company is a reporting issuer in the Provinces of Ontario, British Columbia, and Alberta, and in the United States. It trades on the TSX venture exchange under the symbol CVV, as well as on the OTCBB (CVVUF) and the Frankfurt exchange (DH7).

In recent years, CanAlaska has successfully implemented and executed a multi-faceted strategy and has:

•

Secured a significant land position in the Athabasca highly prospective for uranium discoveries.

•

Built strong ties to local northern communities, including First Nations.

•

Developed a strong in-house exploration team staffed by employees experienced in uranium exploration, and more specifically in the Athasbasca.

•

Secured strategic exploration-funding partners that have strong uranium end-user interests.

•

Advanced its projects by progressively pursuing their exploitation, both directly by the Company and through joint ventures where other companies provide funding.

In the Athabasca, the Company controls an exploration portfolio of 23 active projects covering almost 4,400 square miles (1.13 million hectares) and has a land position that rivals the combined holdings of established uranium producing majors Cameco Corporation and Areva (see Table 1 below). The Company has built a strong in-house exploration team and has established strategic exploration-funding relationships with Japan’s Mitsubishi Development Pty Ltd. (“Mitsubishi”) (the West McArthur project), with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Energy Co. Ltd. (the Cree East project), and signed a memorandum of understanding with Chinese-based East Resource Inc. (“ERI”) (the Poplar project) (see also “JV Project Status” and “Project Updates”). CanAlaska has optioned several of its properties: to Westcan Uranium Corp. (the Cree West and Key Lake properties), and to Great Western Minerals Group Ltd. (the Misty property).

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 2 of 27

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Further, CanAlaska also has optioned several projects in the Athabasca from other third-parties where it has committed to undertake both securing the funding and the conduct of exploration work – namely, the Black Lake, Fond Du Lac, and Collins Bay Extension projects (see “Project Updates”). The Company also has New Zealand properties which, given its focus on the Athabasca, were optioned to other operators in fiscal 2009 (see “Other Projects”).

CanAlaska’s commitment to the Athabasca has also resulted in its building ties with the local First Nations. The Company obtained approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In achieving this, CanAlaska has the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s record of operational safety and environmental compliance were recognized as key contributing factors during the lengthy review and approval process.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office), Saskatoon, SK (Field Support Office), and La Ronge, SK (Equipment Warehouse).

To October 31, 2009, CanAlaska’s cumulative exploration spending in the Athabasca totalled $58.9 million.

Table 1: Athabasca Land Position Summary – October 31, 2009
Property / Project Name	Fiscal 2010 Notes	Hectares
Alberta		97,000
Arnold		24,000
Black Lake	Optioned from Black Lake Denesuline	41,000
Camsell		2,000
Collins Bay Extension	Optioned from Bayswater Uranium	37,000
Carswell		13,000
Cree East	Ventured to Korean Consortium	56,000
Cree West	Ventured to Westcan Uranium	13,000
Fond Du Lac	Optioned from Fond Du Lac Denesuline	36,000
Ford		10,000
Grease River		70,000
Helmer		45,000
Hodgson		30,000
Kasmere		266,000
Key	Ventured to Westcan Uranium	6,000
Lake Athabasca		41,000
McTavish	Ventured to Kodiak Exploration	16,000
Misty	Ventured to Great Western Minerals	53,000
Moon		4,000
NE Wollaston		154,000
Poplar	MOU with East Resource Inc.	77,000
Waterbury		6,000
West McArthur	Ventured to Mitsubishi Dev. Pty	36,000
TOTAL	23 Projects	1,133,000

CanAlaska plans to actively market other of its projects to potential partners in the coming months.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 3 of 27

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For the future, the Company believes that the increasingly attractive fundamentals of the nuclear power industry, improved public favour, and the economic superiority of uranium over other energy fuels, will ensure the long-term future of global uranium markets and prices.

Outlook and Strategy

The Company will continue to work diligently to advance its projects in the Athabasca, and has planned higher exploration activities for the winter 2010 season than in the recent past.

CanAlaska has an aggressive drilling program planned to start in January 2010. During the first four months of 2010, we expect to have at least 50 drill holes completed on our priority targets, and we expect to spend in the order of $10 million on this planned exploration work. These extensive drilling programs will be following up on strong geological and geophysical targets on five separate CanAlaska properties. Many of these drill holes will be ‘infill’ drilling on existing targets where we have strong indications of uranium mineralization.

Our experienced field team will be progressively increased in size in early calendar 2010 to handle these project commitments, while our corporate support staffing has already been strengthened in recent months to meet the needs of properly reporting on a timely and transparent basis on the Company’s exploration, financing and other corporate activities.

CanAlaska will also continue to work at deepening our already strong relationships with local First Nations communities.

JV Project Status

Cree East – In the current quarter ended October 31, 2009, (“Q1-2010” or “Q1’10”), our Korean partners contributed funding of $0.88 million for the summer geophysics program, which further enhanced our geophysical understanding of the property and defined drill targets for next winter’s exploration program (principally in Q4-2010 or Q4’10). To October 31, 2009, our Korean partners had funded a total of $8.48 million of their $19.0 million commitment.

West McArthur – Cumulative exploration funding by Mitsubishi to the end of Q2’10 is almost $10 million, which is their earn-in threshold (total funding of $9.9 million as at October 31, 2009). CanAlaska is actively working with Mitsubishi to establish future multi-year exploration programs and the joint venture structure formed after ‘formal’ earn-in. This work includes commencing an expected winter (Q4-2010) drill program which is now agreed. A further $1.0 million cash payment from Mitsubishi is due to the Company upon earn-in.

Poplar – In August, East Resource Inc. funded $300,000 under their MOU for exploration work on the project. Accordingly, in Q2’10, six ERI geologists from China, along with CanAlaska personnel, commenced geological mapping and prospecting of 5 target zones in preparation for a drill program in the winter season (Q4’10). The Company expects ERI to enter into a formal agreement shortly. From a business development perspective, the introduction of Chinese-based ERI as a strategic partner on the Poplar project further demonstrates the Company’s ability to build and nurture significant new strategic relationships.

Fond Du Lac  – $500,000 in exploration work was completed in summer 2009 (Q1’10), including 2,000 meters of drilling, and geophysics testing of multiple gravity and chargeability targets near the historic Fond Du Lac uranium deposit. In 2008, the Company conducted reconnaissance work and the first drill sampling of the deposit since the late 1970's. CanAlaska’s first drill holes through the eastern end of the mineralized zone intercepted significant intervals of mineralized sandstone above the unconformity. Below the unconformity, the drill holes intercepted hematitic alteration zones with similarities to typical feeder zones for classical unconformity style deposits. In August 2009, the Company announced that its exploration program at Fond Du Lac had been extended based on mineralization discovered in basement structures.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 4 of 27

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Other Recent Developments

All of the following developments were previously disclosed by way of CanAlaska press releases. For a more complete understanding, reference should be made to the relevant Company press releases, all of which can be found at www.canalaska.com.

Dec ’09 private placement – Subsequent to period end Q2’10, in December 2009, the Company closed an initial non-brokered flow-through private placement of 2,380,000 units at $0.21 per unit for gross proceeds of $0.50 million (see “Recent Financing Activities”).

Cluff Lake claims purchase – Subsequent to period end Q2’10, in November 2009, the Company announced its purchase of mineral claims in the Cluff Lake area from Hawk Uranium Ltd., which CanAlaska plans to incorporate into its existing Carswell project. Consideration paid by CanAlaska to Hawk Uranium included 1,125,000 CanAlaska shares and cash of $62,500. Under the terms of the agreement, Hawk Uranium also retains a 2.5% net smelter royalty, of which 2% is purchasable by CanAlaska.

Nov ’09 private placement – Subsequent to period end Q2’10, in November 2009, the Company closed a tranche of a non-brokered flow-through private placement of 10,714,428 units at $0.21 per unit for gross proceeds of $2.25 million (see “Recent Financing Activities”).

Oct ’09 private placement – Subsequent to period end Q2’10, in October 2009, the Company closed a tranche of a non-brokered flow-through private placement of 1,190,000 units at $0.21 per unit for gross proceeds of $0.25 million (see “Recent Financing Activities”).

NE Wollaston rare earth element mineralization – In October 2009, CanAlaska reported extensive zones of heavy and light rare earth mineralization in surface rocks and boulder trains on the North East Wollaston project. Reported total rare earth element (“REE”) mineralization ranged from 0.2% to 10% and, in many cases, was the most valuable mineralization component of the samples. In other samples, REE occurs as a significant potential by-product from uranium or base-metal mineralized zones. Because of the varying ratio of heavy to light REE, the in-situ value estimate is quite variable. REE minerals have been recently identified as important industrial mineral commodities. For more information, reference should be made to the Company’s news release of October 20, 2009.

Fond Du Lac assay results – In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac. Hole FDL017 returned 40.4 meters averaging 0.32% U3O8, including 6 meters averaging 1.13% U3O8 and with individual values of half-meter samples grading up to 3.77% U3O8.

Aug ’09 private placement – In August 2009, the Company closed two tranches of a non-brokered flow-through private placement of 5,826,764 units at $0.17 per unit for gross proceeds of $1.0 million (see “Recent Financing Activities”).

McTavish option granted – In August 2009, CanAlaska secured Kodiak Exploration as a funding exploration partner for the Company’s McTavish project.   Kodiak has been granted an option to acquire up to a 70% interest. In order to earn an initial 50% interest, Kodiak must complete $4 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska (100,000 issued) as follows: 100,000 on or before the date of acceptance of the transaction by the TSX Venture Exchange and then, on or before each anniversary date thereafter, make annual work expenditures and issue shares respectively of: first year – $0.6 million and 50,000 shares; second year – $0.8 million and 50,000 shares; third year – $1.2 million and 50,000 shares; fourth year – $1.4 million and 50,000 shares, and; fifth year – $ nil and the remaining balance of 700,000 shares.

Collins Bay Extension option secured – In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation ("Bayswater"). Under the agreement, CanAlaska will undertake and fund an exploration program on the Collins Bay Extension project, which is directly adjacent to, and follows the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. The project hosts multiple zones of known uranium mineralization, and on Fife Island, at least one zone of ore-grade values. This project will investigate previous interesting drill intercepts.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 5 of 27

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Rise and Shine, NZ – In June 2009, the Company announced Glass Earth Gold Ltd. as a new exploration partner for its Rise and Shine gold project in Otago, New Zealand (see “Other Projects”).

West McArthur drill results – In June 2009, the Company received drill assays and detailed geophysical information from the West McArthur Project winter season 2009 drilling program, which confirmed not only structural breaks and fault reactivation along the target area, but also hydrothermal alteration and trace uranium mineralization in two holes at, and below, the unconformity (see ”Project Updates”)

Poplar MOU with ERI as partner – In June 2009, as a result of continued delays in receiving exploration permits for NE Wollaston from the Province of Manitoba due to prolonged aboriginal consultations, East Resource Inc. and CanAlaska agreed to work together on the Poplar project under similar earn-in terms as the prior MOU with ERI for NE Wollaston.

Cree East drill results – In May 2009, the Company announced the results from the winter 2009 season drilling program at Cree East. Anomalous uranium and nickel metal indicators were found in samples in 11 of the 15 drill holes, and anomalous associated geochemistry in 13 of the 15 drill holes. The most significant radioactivity response was from drill hole CRE017 in zone D in the centre of the 5 km long target area (see “JV Project Status” and “Project Updates”).

Table 2: Quarterly Total Deferred Exploration Summary
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09
Camp Cost & Operations	482	1,805	415	488	338	663	154	360
Drilling	202	1,457	157	1,239	58	1,759	418	52
General & Admin	481	1,586	185	745	113	442	117	89
Geochemistry	127	124	89	166	77	75	24	57
Geology	268	304	682	521	235	328	241	197
Geophysics	1,245	1,662	322	658	205	457	466	427
Other	168	355	145	146	568	342	316	227
Gross Expenditures	2,973	7,293	1,995	3,963	1,594	4,066	1,737	1,408
Reimbursement	(1,775)	(1,461)	(1,474)	(1,233)	(468)	(710)	(91)	(328)
Net Expenditures	1,198	5,832	521	2,730	1,126	3,356	1,647	1,080

Project Updates

Introduction

The Company currently has 23 projects and, in the first six months of fiscal 2010 (May 1, 2009 to October 31, 2009), it spent $2.6 million on exploration in the Athabasca. Of these expenditures, $1.1 million (approx. 42%) was spent on the Cree East project, which is funded through the Company’s strategic relationship with the Korean Consortium. In the current six month period (being Q1’10 and Q2’10), the Company spent $0.8 million and $0.4 million of its own funds in advancing both the Fond Du Lac and Black Lake projects respectively.

Exploration spending in the Q2’10 is comparable to Q1’10 as, historically, the Company spends the summer months interpreting data and preparing for its winter exploration programs.  In the current six month period, the Company undertook a summer exploration program focussed on geophysics at Cree East, and drill testing at both the Fond Du Lac and Black Lake projects.

Table 2 above summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters. The reimbursements figures in the table do not include contributions from our Korean Partners on Cree East.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 6 of 27

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Cree East Project, Saskatchewan – Joint Ventured with the Korean Consortium

Cree East project is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake uranium mine and 5 to 22 km north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), agreed in December 2007 to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As at October 31, 2009, the Korean Consortium has contributed $8.48 million towards exploration of the project and holds a 31.9% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, six month periods ended, and life to date (“LTD”) expenditure on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the partnership agreement, the Company accounts for the joint venture as a variable-interest entity (“VIE”), and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest on CanAlaska’s consolidated balance sheet.

CREE EAST	Table 3: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	40	236	28	126	88	268	8	145	154	153	1,584
Drilling	8	734	9	983	20	908	-	-	992	-	2,662
General & Admin	5	5	5	13	33	69	37	39	18	76	263
Geochemistry	22	8	17	5	16	29	5	6	22	11	378
Geology	17	32	6	70	85	147	27	17	76	44	566
Geophysics	480	14	7	199	-	14	361	285	206	646	2,167
Management fees	170	103	7	141	25	151	45	50	148	95	689
Other	-	-	1	17	97	122	40	30	18	70	711
Net Expenditures	742	1,131	80	1,554	364	1,708	523	572	1,634	1,095	9,020

In May 2009, the Company announced the results from the Q4’09 drilling program, where anomalous uranium and nickel metal indicators were received from samples in 11 of the 15 holes, and anomalous associated geochemistry in 13 of the 15 holes drilled. The most significant radioactivity response was from hole CRE017 in zone D in the centre of the 5 km long target area. Extensive zones of hematite and boron alteration were also intercepted in holes drilled in areas A and B. The series of strong geophysical targets in the centre of the Cree East project show moderate to intense hydrothermal alteration within the overlying sandstone units, and strong alteration with zones of intense hematite alteration in the basement rocks.

In Q4’09, fifteen drill holes were completed (6,512 meters) on five target areas in the winter season. Thirteen of these drill holes exhibited anomalous geochemistry in the last 10 to 60 meters of the sandstone unit overlying the basement. Eleven of the holes exhibited uranium and nickel geochemistry exhibiting over five times background values (up to 24.5 ppm and 87.3 ppm) respectively.

In Q1’10, the Company embarked on a further $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM (4,368 kilometers) and ground TDEM surveys.  The targeting data received from these surveys will be used to guide winter 2010 drilling efforts.  In Q1’10 and Q2’10 respectively, the Company also conducted 40 and 85 kilometers of induced polarization (“IP”) resistivity surveys.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 7 of 27

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Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

West McArthur Project, Saskatchewan – Optioned to Mitsubishi Development Pty Ltd

The West McArthur project in the Athabasca, in Saskatchewan, has been optioned to Mitsubishi Development Pty Ltd, a subsidiary of Mitsubishi Corporation of Japan. Mitsubishi can earn a 50% interest in the project by spending a minimum of $10 million over 3½ years and paying a further $1 million to the Company upon earn-in. As at October 31, 2009, Mitsubishi Development had funded $9.9 million in exploration work on the project. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp.

WEST MCARTHUR	Table 4: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	166	536	2	1	113	217	4	3	3	7	2,111
Drilling	-	9	-	-	22	675	-	-	-	-	4,689
General & Admin	196	135	11	355	49	140	25	11	366	36	1,730
Geochemistry	29	60	3	1	-	23	2	5	4	7	237
Geology	6	11	17	39	18	101	31	17	56	48	359
Geophysics	118	502	14	10	10	175	4	7	24	11	2,406
Other	16	140	8	12	78	129	37	24	20	61	844
Gross Expenditures	531	1,393	55	418	290	1,460	103	67	473	170	12,376
Reimbursement	(764)	(1,057)	(62)	(310)	(244)	(1,399)	(91)	(57)	(372)	(148)	(9,891)
Net Expenditures	(233)	336	(7)	108	46	61	12	10	101	22	2,485

In Q1’08, five holes were drilled to test new targets outlined by ongoing geophysical exploration and previous drill hole successes. One of these holes (WMA 010) intersected a significant zone of alteration including silicification, brecciation and clay alteration and mineralization in the basement (0.29% U3O8 over 0.5 meters). In Q4’08, extensive detailed ground geophysical surveys were carried out over the current drill areas and in further areas of interest.

During Q4’09, an exploration program comprising a total of 4,751 meters of drilling, together with corresponding TDEM geophysical surveys, tested the previously un-drilled Grid 4 zone located in the southern region of the West McArthur Project. In this new area, VTEM magnetic and electromagnetic airborne surveys, ground-based AMT and EM surveys identified a new, well-defined, but variably-conductive zone, approximately 6 km in length associated with apparent alteration in the sandstone column. The Q4’09 drilling program involved seven drill holes (WMA013 - WMA019) along 4 km of the Grid 4 trend, of which two drill holes were terminated near surface due to drilling problems. The five successful drill holes tested four discrete targets. The mineralized and altered rocks encountered in the drill holes show the potential for a uranium mineralizing system associated with graphitic pelite horizons. The 4km-long zone tested appears to have multiple targets for future detailed evaluation. The Grid 4 area is only one of the multiple mineralized target zones identified on the property.

Drill hole WMA019, located 400 meters to the south of drill hole WMA016, exhibited the best uranium intersection. This hole contained a generally normal clay pattern in the upper levels, again with silicification from 780 to 830 meters, with elevated uranium (to 1 ppm) and boron (to 90 ppm) in the last 14 meters of the sandstone column above the unconformity. The basement of drill hole WMA019 is predominantly semi-pelites with abundant leucosome. A sheared leucosome section of 2 meters from 880.2 to 882.2 assayed 0.034% U3O8. A major graphite zone was intersected from 946 to 968 meters. For a complete understanding of the drilling results reference should be made to the Company’s press release of June 4, 2009.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 8 of 27

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Included within General and Administrative expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.  During Q1’10 and Q2’10 only limited activity occurred as the Company was interpreting the drilling data and preparing for the 2010 winter program.

Poplar Project, Saskatchewan – MOU with East Resources Inc.

The Poplar project was staked by the Company in 2006 and covers all of the northern edge of the Athabasca Basin located between CanAlaska’s Helmer and Lake Athabasca projects. It comprises 28 claim blocks totalling approximately 77,000 hectares.

In June 2009, the Company announced that it had executed an MOU with East Resource Inc. (“ERI”) on the Poplar project. ERI had a similar agreement with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. Due to prolonged delays in receiving exploration permits for NE Wollaston from the Province of Manitoba due to aboriginal consultations, East Resource Inc. and CanAlaska agreed to work together on the Poplar project under similar earn-in terms as the prior MOU for NE Wollaston.

POPLAR	Table 5: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	-	1	213	179	28	5	2	152	392	154	794
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	63	59	63	67	(12)	(3)	16	9	130	25	318
Geochemistry	-	-	31	80	15	1	-	12	111	12	139
Geology	-	15	63	145	41	29	25	45	208	70	363
Geophysics	123	414	304	280	61	25	12	1	584	13	1,673
Other	3	51	2	3	112	12	20	97	5	117	303
Gross Expenditures	189	540	676	754	245	69	75	316	1,430	391	3,590
Reimbursement	(737)	134	(623)	(719)	(95)	(60)	-	(270)	(1,342)	(270)	(3,210)
Net Expenditures	(548)	674	53	35	150	9	75	46	88	121	380

During fiscal 2009, the Company conducted 1,130 kilometers of prospecting and seismic geophysics over approximately 1,600 kilometers. This work program has outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in the lake-covered area have also shown a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data continues.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 meters of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 meters of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 meters of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

Stock-based compensation expense is allocated to projects and shown as ‘other expenditures’. For Poplar, in Q1’10 and Q2’10, these amounts totalled to $12,000 and $46,000 respectively.  The balance of ‘other expenditures’ cost is principally comprised of CanAlaska’s time and costs in preparation for commencement of exploration activities by ERI.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                     Page 9 of 27

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Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska can earn a 49% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($50,000 paid; June 2010: $40,000; June 2011:$40,000) and 300,000 shares (200,000 shares issued; June 2010: 50,000; June 2011: 50,000).

FOND DU LAC	Table 6: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	2	-	76	150	93	28	100	53	226	153	502
Drilling	-	-	122	242	16	5	224	52	364	276	660
General & Admin	20	-	6	18	7	6	6	23	24	29	132
Geochemistry	-	-	1	36	31	13	8	24	37	32	114
Geology	1	-	30	105	11	10	94	40	135	134	315
Geophysics	-	6	1	98	146	92	18	9	99	27	479
Option payments	-	-	-	29	-	-	-	-	29	-	117
Other	2	1	18	46	99	18	47	65	64	112	301
Net Expenditures	25	7	254	724	403	172	497	266	978	763	2,620

The Company received its exploration permit from Indian and Northern Affairs Canada (“INAC”) on June 24, 2008. In July and August 2008, the Company carried out a 1,300 metre drill program in the vicinity of the zone of known uranium mineralization. In mid-September 2008 (Q2’09), the Company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q2’09 and Q3’09, the Company undertook over 2,500 kilometers of airborne geophysics and 63 kilometers of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

In fiscal 2009, drilling comprised 25% and geophysics comprised 22% of the exploration expenditures at Fond Du Lac. The increase in camp costs and operations for Q2’09 is consistent with the drill program that was being conducted at that time as is the increase in geology costs associated with core logging. The second half of the year was focused on interpretation of new geophysical survey

In Q1’10, the Company completed 1,166 meters of drilling and in Q2’10, the Company completed 1,648 meters of drilling. In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac which included the results from hole FDL017. Hole FDL017 returned 40.4 meters averaging 0.32% U3O8, including 6 meters averaging 1.13% U3O8 with individual values of half-meter samples grading up to 3.77% U3O8.  For a complete understanding of the assays results from this drill program, reference should be made to the Company’s press release of September 22, 2009. It also undertook surface trench sampling and mapping on the western portion of the Fond Du Lac project where significant surface, and near surface uranium mineralization, was discovered.  For a full understanding of the results, reference should be made to the Company’s press release of September 16, 2009.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 10 of 27

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Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company optioned the Black Lake project from the Black Lake Denesuline First Nation (“BLDFN”).  To earn a 49% interest in the project, the Company must make payments totalling $130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued; July 2010: 50,000 shares; July 2011: 50,000 shares), and incur exploration expenditures of $2 million ($1.0 million incurred; July 2010: $0.7 million; July 2011: $1.2 million; July 2012: $2.0 million).

BLACK LAKE	Table 7: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	1	-	2	16	16	121	39	1	18	40	198
Drilling	-	-	-	-	-	172	194	-	-	194	367
General & Admin	20	-	1	4	3	19	6	3	5	9	98
Geochemistry	-	-	-	23	7	8	9	-	23	9	50
Geology	10	3	27	78	17	26	30	1	105	31	225
Geophysics	-	-	-	-	-	141	43	1	-	44	326
Option payments	-	-	-	29	-	-	52	-	29	52	175
Other	2	2	3	-	64	56	32	2	3	34	166
Net Expenditures	33	5	33	150	107	543	405	8	183	413	1,605

In Q1’10, the Company completed its 1,923 metre drill program, which comprised 649 meters in Q4’09 and 1,272 meters in Q1’10. In August 2009, the results of Q4’09 drill campaign at Black Lake were announced with elevated uranium values of 12 ppm being intersected in the north and the eastern-most drill hole in the south intersecting 140 ppm of uranium. For full results of the winter-spring drill program, reference should be made to the Company’s press release of August 5, 2009.

During Q1 and Q2, 2009, the Company undertook approximately 640 kilometers of prospecting. In the fourth quarter, 32 kilometers of IP-Resistivity was completed. The option payment costs of $29,000 in Q2’09 comprised the fair value of shares of $19,000 and cash payments of $10,000 which are consistent with the option agreement on the property.

In Q1’10, the Company paid $52,000 to INAC on behalf of the BLDFN. These payments will be offset against future options payments. During Q2’10 only limited activity was undertaken on the project as the Company was interpreting the drilling data and preparing for the 2010 winter program.

Grease River Project, Saskatchewan

The Grease River project covers approximately 70,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares, and making exploration expenditures of $5 million. This option was terminated in June 2009.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 11 of 27

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GREASE RIVER	Table 8: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	4	91	54	11	-	23	-	-	65	-	565
Drilling	-	-	33	13	-	-	-	-	46	-	46
General & Admin	1	173	88	17	9	11	8	-	1	8	347
Geochemistry	5	(1)	6	12	4	-	-	-	18	-	111
Geology	124	20	444	63	9	11	15	6	507	21	1,126
Geophysics	-	48	-	-	-	-	-	-	-	-	244
Other	-	1	60	1	67	2	5	2	61	7	309
Gross Expenditures	134	332	685	117	129	47	28	8	802	36	2,748
Reimbursement	(3)	(185)	(781)	(114)	(131)	755	-	-	(895)	-	(1,909)
Net Expenditures	131	147	(96)	3	(2)	802	28	8	(93)	36	839

In Q1’09, the Company undertook detailed prospecting and mapping on the Grease River property. The Company had recorded accruals for the reimbursement of costs from Uranium Prospects. This receivable was reversed and written-off in Q4’09, as no cash had been received. The option was subsequently terminated in June 2009.  Only minimal activity occurred on the property in Q1’10 and Q2’10.

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 km northwest of the Key Lake uranium mine and between 25 and 57 km north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to Westcan Uranium Ltd (“Westcan”) (formerly International Arimex Resources Inc.) an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As at October 31, 2009, Westcan had contributed $0.8 million towards exploration expenditures.  The Company has granted an extension to Westcan in respect of its exploration commitments under the agreement.

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets.

Due to the uncertain nature of the continuing involvement of Westcan in the project, only minimal expenditures were incurred through fiscal 2009, and no expenditures were incurred in Q1’10 and Q2’10.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 12 of 27

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CREE WEST	Table 9: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	28	19	-	-	-	-	-	-	-	-	158
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	2	127	-	50	(3)	-	-	-	50	-	287
Geochemistry	18	(11)	-	-	-	-	-	-	-	-	102
Geology	3	61	3	1	-	-	-	-	4	-	117
Geophysics	-	1	-	-	-	-	-	-	-	-	290
Other	-	(3)	-	-	1	-	-	-	-	-	156
Gross Expenditures	51	194	3	51	(2)	-	-	-	54	-	1,110
Reimbursement	(19)	(35)	(3)	(51)	4	(2)	-	-	(54)	-	(1,110)
Net Expenditures	32	159	-	-	2	(2)	-	-	-	-	-

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totalling approximately 6,000 hectares located within 15 km of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of October 31, 2009, Westcan had contributed $0.9 million towards exploration expenditures. The Company granted an extension to Westcan in respect of its exploration commitments under the agreement.

KEY LAKE	Table 10: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	61	125	1	-	-	-	-	-	1	-	252
Drilling	16	173	(8)	1	-	-	-	-	(7)	-	427
General & Admin	7	56	-	39	-	1	-	-	39	-	114
Geochemistry	-	3	3	-	-	-	-	-	3	-	8
Geology	6	9	9	-	2	-	-	-	9	-	47
Geophysics	1	1	-	-	-	-	-	-	-	-	139
Other	-	-	-	-	3	-	-	-	-	-	49
Gross Expenditures	91	367	5	40	5	1	-	-	45	-	1,036
Reimbursement	-	(318)	(5)	(40)	(2)	(3)	-	-	(45)	-	(1,035)
Net Expenditures	91	49	-	-	3	(2)	-	-	-	-	1

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 13 of 27

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In the winter of 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 meter), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. No significant exploration activity occurred at Key Lake during fiscal 2009, Q1’10 and Q2’10 due to the uncertain nature of the involvement of Westcan.

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company optioned the Bay Extension uranium project (“CBX”) from Bayswater Uranium Corporation ("Bayswater"). The Company is ready to commence exploration work on the CBX property, which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years, and issuing a total of 500,000 (50,000 issued) shares to Bayswater over the same period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a further period of 3 years.  Summer mapping and prospecting was carried out in August-September 2009 (Q2’10).

COLLINS BAY EXTENSION	Table 11: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	-	-	-	-	-	-	1	5	-	6	6
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	-	-	-	-	1	-	-	1	1
Geochemistry	-	-	-	-	-	-	-	-	-	-	-
Geology	-	-	-	-	-	-	6	13	-	19	19
Geophysics	-	-	-	-	-	-	1	-	-	1	1
Option Payments	-	-	-	-	-	-	8	-	-	8	8
Other	-	-	-	-	-	-	6	3	-	9	9
Gross Expenditures	-	-	-	-	-	-	23	21	-	44	44

In Q1’10, the $8,000 option payment cost represents the fair value of the 50,000 CanAlaska shares issued to Bayswater.

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totalling approximately 45,000 hectares in the central part of the north rim of the Athabasca Basin west and south of Fond Du Lac, and 50 km southeast of Uranium City.

In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes. The shallowest holes intercepted the unconformity at 200-250 meters depth and exhibited limited alteration, but elevated uranium background levels. Further geophysical modeling was carried out at the end of the field season, and more drilling is expected on these targets. The Company is actively marketing this project to third parties to support a more extensive drill program. The expenditure in Q4’09 relates to the refund of a reclamation bond that had previously been credited against general and administration costs instead of against reclamation bonds on the balance sheet.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 14 of 27

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HELMER	Table 12: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	36	7	8	2	-	-	-	-	10	-	980
Drilling	172	31	-	-	-	-	-	-	-	-	1,175
General & Admin	(38)	392	2	7	1	45	-	-	9	-	735
Geochemistry	4	6	1	-	-	-	-	-	1	-	101
Geology	4	1	23	(5)	7	-	-	-	18	-	333
Geophysics	211	(2)	4	24	6	-	1	2	28	3	880
Other	14	1	1	-	10	-	3	-	1	3	522
Net Expenditures	403	436	39	28	24	45	4	2	67	6	4,726

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totalling approximately 41,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar uranium mine. Islands south of the Crackingstone Peninsula comprise about 8% of the property area.

LAKE ATHABASCA	Table 13: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	94	437	21	6	(9)	-	-	3	27	3	1,823
Drilling	6	510	1	-	-	-	-	-	1	-	1,056
General & Admin	14	167	1	17	-	-	5	2	18	7	641
Geochemistry	6	9	19	1	3	-	-	7	20	7	101
Geology	43	102	30	4	-	-	1	33	34	34	361
Geophysics	109	136	6	19	(18)	-	12	7	25	19	1,681
Other	11	39	1	8	10	-	-	8	9	8	299
Net Expenditures	283	1,400	79	55	(14)	-	18	60	134	78	5,962

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the south-east. In early winter 2008, the Company completed five more drill holes at three new targets near Johnston Island.  The negative numbers in Q3’09 represent the reversal of costs from Q2’09 that were associated with another project. Included within Geophysics were boat rental costs of $6,000 for Q1’10.  Summer mapping and prospecting was carried out on the project in August-September 2009.

NE Wollaston Project, Manitoba

NE Wollaston comprises mineral claims of approximately 154,000 hectares which straddle the Saskatchewan-Manitoba border and lie between 90 and 170 km northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point uranium mines.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 15 of 27

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Detailed work was carried out in the summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

NE WOLLASTON	Table 14: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	5	(6)	(6)	(4)	9	-	-	-	(10)	-	1,362
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	11	180	1	9	-	1	8	-	10	8	704
Geochemistry	30	5	-	-	-	-	-	-	-	-	797
Geology	41	19	19	21	4	1	-	8	40	8	2,311
Geophysics	19	-	3	1	-	-	-	-	4	-	905
Other	-		2	1	13	-	2	7	3	9	160
Net Expenditures	106	198	19	28	26	2	10	15	47	25	6,612

Further exploration on the project awaits the conclusion of land use consultations between the Province of Manitoba and local First Nations communities. The Company is assisting the Province in its efforts, and is also in direct discussions with local communities in seeking to re-commence the Company’s exploration activities on the property. The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

On December 10, 2008, the Company entered into a MOU with ERI for the exploration and development of the Manitoba portion of this project (refer to Section 2.1). Due to prolonged permitting delays, this MOU has expired, however a similar MOU with ERI was entered into for the Poplar project in June 2009.

McTavish Project, Saskatchewan

The McTavish project covers 16,000 hectares. The claims are centered approximately 50 km southeast of the McArthur River uranium mine and 40 km northwest of the Key Lake uranium mine, with the southeastern claim located approximately 10 km due west of Cameco Corp.’s Millenium uranium deposit. Work-to-date includes summer 2006 ground-based sampling/lake sediment analysis, and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007.

MCTAVISH	Table 15: Total Deferred Exploration – Quarterly								Six Months
$000's	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09	Q2’09 Oct 31/8	Q2’10 Oct 31/09	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	14
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	5	-	-	1	-	-	-	-	-	522
Geochemistry	-	11	-	-	-	-	-	-	-	-	12
Geology	-	-	-	-	-	-	-	-	-	-	1
Geophysics	-	3	-	-	-	-	1	-	-	1	183
Other	2	18	-	-	-	-	-	-	-	-	59
Option payments	-	-	-	-	-	-	-	(67)	-	(67)	(67)
Net expenditures	2	37	-	-	1	-	1	(67)	-	(66)	724

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 16 of 27

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In August 2009, the Company announced that it has entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest, Kodiak must complete $4 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska (100,000 issued) as follows: 100,000 on or before the date of acceptance of the transaction by the TSX Venture Exchange and then, on or before each anniversary date thereafter, make annual work expenditures and issue shares respectively of: first year – $0.6 million and 50,000 shares; second year – $0.8 million and 50,000 shares; third year – $1.2 million and 50,000 shares; fourth year – $1.4 million and 50,000 shares, and; fifth year – $ nil and the remaining balance of 700,000 shares.

Kodiak may earn a further 10% interest in the project (60% total), by: (1) expending a further $3,000,000, over an additional three year period, on exploration/pre-feasibility work for a combined total of $7 million in spending; (2) issuing an additional 550,000 Kodiak shares, and; (3) producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds or more of U3O8 during the same period, Kodiak's interest may increase to 70%. Kodiak carried out ZTEM airborne geophysical surveys across the property in September 2009.

Other Projects

For a full description of all CanAlaska projects, including exploration history and status, please refer to the Company’s website at www.canalaska.com.

Table 16: Other Projects Update
Project	Status	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets identified on these claims
Hodgson	High priority - Seeking Venture Partner	Further detailed work planned
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Camsell	Seeking Venture Partner	Initial assessment completed
Carswell	Seeking Venture Partner	Airborne and initial assessment completed
Ford	Seeking Venture Partner	Initial assessment completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group	Land use consultations ongoing with local First Nations Communities
Rainbow Hill AK	Optioned to District Gold in October 2008	No significant work undertaken
Voisey’s Bay East “VB1”	Disposed
Voisey’s Bay South “VB2”	JV With Columbia Yukon	Airborne and ground surveys undertaken
Zeballos	Seeking Venture Partner	43-101 report commissioned
Glitter Lake	Disposed, NSR retained	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Recent mapping and geophysics
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

Subsequent to the quarter ended October 31, 2009, the Company announced on November 27, 2009 that it had purchased certain mineral claims in the Cluff Lake area from Hawk Uranium Ltd., which CanAlaska plans to incorporate into its existing Carswell project. Consideration paid by CanAlaska to Hawk Uranium included 1,125,000 CanAlaska shares and cash of $62,500. Under the terms of the agreement, Hawk Uranium retains a 2.5% net smelter royalty, 2.0% of which is purchasable by CanAlaska.

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, (EP 40 677) of South Island, New Zealand. Under the option agreement, $5,000 is payable on execution and $3,500,000 in exploration expenditures on the project over the five year option period,  In August 2009, the option agreement with Kent Exploration Inc. was terminated.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 17 of 27

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Golden Fern Resources Ltd., CanAlaska's New Zealand subsidiary, is the pending holder “under joint venture” of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand. Golden Fern has entered into an option agreement for the sale of a 70% ownership interest to Glass Earth Gold Ltd.. The exploration funding provided by this option agreement will enable detailed project evaluation and exploration on the Rise and Shine project, including 4,000 meters of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 received) and the issuance of 200,000 shares (100,000 shares past due) in Glass Earth Gold Ltd. to the Company over the course of the program.

During the fiscal year ended April 30, 2009, the Company disposed of its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The VBE1 Project was dropped by CanAlaska and its partner Columbia Yukon. The Company also wrote-off its Mt. Mitchell claims ($0.3 million) and did not renew its prospecting permit on this property.

Qualified Persons

The in-house qualified person responsible for the review of the technical content of this MD&A is Peter G. Dasler, M.Sc., P.Geo., President, CEO, and Director of the Company.

Selected Annual Information

Table 17 below provides select annual financial information about CanAlaska. For more detailed annual information, please refer to the Company’s most recent audited financial statements and related MD&A.

Table 17: Selected Annual Information
000’s, except eps	Year ended April 30, 2009	Year ended April 30, 2008	Year ended April 30, 2007

Net loss	$2,716	$2,574	$1,829
Comprehensive loss	$2,873	$2,934	$1,829
Weighted average number of shares outstanding	137,160	117,043	86,920
Basic and diluted loss per share	$0.02	$0.02	$0.02
Total assets	$47,888	$43,638	$33,207
Total liabilities	$2,535	$4,064	$2,279
Non-controlling interest	$7,600	$3,600	$-
Shareholders equity	$37.753	$35,974	$30,928

Consolidated Financial Results of Operations

The Loss for the current quarter was $0.7 million as compared to $1.0 million in the prior fiscal year (Q2’09). For the six months ended Q2’10, the loss was $1.5 million compared with $1.4 million for the same period in the prior fiscal year (see Table 19: Quarterly Loss and Expense Summary). The significant difference in general and administrative expenses for the quarter, as compared with the same period in the prior fiscal year, is primarily due to a $0.3 million write-down of available-for-sale (“AFS”) securities in Q2’09. There was no impairment provision on AFS recorded in Q2’10.

For the six months ended Q2’10, as compared to the same period in the prior fiscal year, the difference in the AFS write-downs to the year earlier was offset primarily by higher foreign exchange gains and option payments than in the current fiscal year.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 18 of 27

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Liquidity and Capital Resources

CanAlaska is an exploration stage company. It has no proven economically recoverable mineral reserves.

At October 31, 2009, the Company had cash and cash equivalents of $4.1 million and net working capital of $5.0 million, as compared to the prior fiscal year at $6.3 million and $8.6 million respectively (see Table 20: Quarterly Financial Position Summary).

The Company has long-term commitments in respect of office premises and equipment leases totalling $0.4 million, which are primarily due over the next three fiscal years. It also has obligations under its option agreements for spending on future option payments and exploration activities on three projects: Fond Du Lac ($80,000 in option payments over the next two years; CanAlaska has met the exploration spending requirement of $2.0 million); Black Lake (a $28,000 option payment next year; and a further $600,000 in exploration spending by July 2012), and; Collins Bay Extension ($4 million in exploration spending within 5 years). The Company also has assessment obligations with various Provincial governments to maintain its properties in good standing. These assessment obligations can be satisfied by incurring stipulated exploration spending or making a payment in lieu. The Company’s recorded long-term obligations consist solely of future income tax liabilities of $1.1 million. Given CanAlaska’s present cash reserves and funding commitments from its strategic partners, and the flexibility of the Company’s future exploration plans, these long-term commitments are not expected to adversely affect the Company’s future operations.

Subsequent to period end Q2’10, in the months of November and December 2009, the Company closed two non-brokered flow-through private placements for gross proceeds of $2.5 million and $0.5 million respectively as described below. Management believes that its cash reserves and, the additional funding committed by the Company’s strategic exploration-funding partners, will enable CanAlaska to continue its planned exploration work in the Athabasca and to cover its corporate and administrative expenditures for at least the next twelve months, well through fiscal 2010 and beyond.

The Company is dependent in part upon equity markets to raise funds for its planned operations. Future cash requirements will depend primarily on the extent of future exploration and development activities. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding on acceptable terms. Factors that may affect the availability of financing include the progress and results of the Company’s various projects, investor perceptions and expectations, and the overall condition of financial, energy, and uranium markets.

With the impact of the global credit crisis still being felt in the junior mining sector, CanAlaska views itself as fortunate to have strong strategic relationships with several exploration-funding partners. The long-term support from Mitsubishi and the Korean Consortium has allowed the Company to advance two significant projects despite recent challenging economic times, and without being wholly dependent upon public capital markets. CanAlaska also seeks to maintain a reasonable and prudent treasury, and is continually evaluating all of its exploration projects.

CanAlaska is an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships to advance its projects. Should management be successful in its coming exploration programs, it may either need to dilute its ownership in its properties and/or secure additional financing in order to continue to advance the its projects. While the Company has been successful in doing this in past, there can be no assurance that it will continue to do so in future.

Financial and Other Instruments

The Company’s financial instruments consist of cash and equivalents, short-term investments and interest receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of the instruments.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 19 of 27

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Recent Financing Activities

Subsequent to the quarter ended October 31, 2009, CanAlaska completed two non-brokered private placements as detailed in Table 18 and the discussion following below. Outstanding share information is discussed separately below (see “Outstanding Share Data”) and in Table 20: Quarterly Financial Position Summary.

Table 18: Proceeds from recent Flow-Through Financings
Date	Gross Proceeds / Units	Intended Use	Actual Use
December 2009	$0.50 million - 2,380,000 units	Uranium exploration in Saskatchewan	Pending
November 2009	$2.25 million - 10,714,428 units	Uranium exploration in Saskatchewan	Pending
October 2009	$0.25 million - 1,190,000 units	Uranium exploration in Saskatchewan	Pending
August 2009	$1.00 million - 5,826,764 units	Uranium exploration in Saskatchewan	As Intended
May 2008	$3.70 million - 10,922,660 units	Uranium exploration in Saskatchewan, Manitoba, and Alberta	As Intended

In December 2009, the Company issued 2,380,000 flow-through units for gross proceeds of $499,800. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $24,990 in cash and 119,000 warrants were issued in connection with the financing.

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. A finder’s fee of $49,528 in cash and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 20 of 27

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Additional Disclosures

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not expect to have any such arrangements in the foreseeable future, and has no known contingent liabilities.

Related Party Transactions

In the six months ended October 31, 2009, both the Vice President Exploration and the former Chief Financial Officer provided services through separate companies that they individually controlled.  Total expenses incurred for the six months were $43,000 and $2,000 respectively, as compared to $52,000 and $19,000 for the same six month period in the prior fiscal year.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting, and $500 per committee meeting. For the six months ended Q2’09, $24,063 has been paid/accrued to directors (April 30, 2009: $71,572) and as at Q2’09, $7,000 is owing to directors (April 30, 2009: $10,326). These amounts are due on demand and are non-interest bearing.

Critical Accounting Estimates and Accounting Policies

For further information on critical accounting estimates and policies, please see the Company’s most recent audited consolidated financial statements for the fiscal year ended April 30, 2009 and the Company’s Form 20-F filing. For the quarter ended October 31, 2009 there have been no changes in accounting policies.

Summary of Quarterly Results

Details of the Company’s financial position and results of operations for the last eight quarters are provided in Tables 19 and 20 – “Quarterly Loss and Expense Summary” and “Quarterly Financial Position Summary” respectively, and in the following discussion.

Disclosure for Venture Issuers Without Significant Revenue

As a venture issuer without significant revenue, CanAlaska is required to provide a breakdown of its material components of capitalized or expensed exploration costs, and of general and administration expense as discussed below.

Expenses

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, SK and our warehouse in La Ronge, SK and payroll and related costs of our exploration teams where they are not directly chargeable to an exploration project. Prior to the Q4’09, these costs had been deferred on the balance sheet, and management fees and rental income were applied against them, thus reducing these deferred costs. For better clarity on the Company’s actual expenditures and to reflect the indirect nature of these costs, the Company changed its accounting policy effective in Q4’09 to book these costs as an expense. Therefore, the charges in the Q4’09 represent these expenses for the full fiscal year rather than simply for the quarter then ended.

The lower net indirect exploration expenses for Q1’10 and Q2’10 can be attributed to the lower exploration activity that occurs during the summer months.

In Q4’09, the Company recorded property write-downs on three of its New Zealand projects (Granite Done, Greymouth, and Mt. Mitchell) where it chose to not renew its permits. No mineral property write downs occurred in either Q1’01 or Q2’10.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse.  Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. Rental income in Q1’10 and Q2’10 is consistent with the reduced exploration activities in the quarter.  As with net indirect exploration expenses, equipment rental income as reported in Q4’09 is for the full fiscal year rather than for the quarter then ended.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 21 of 27

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Net option payments for Q1’10, is an expense as a result of the Company writing-off the option payments from District Gold on the Rainbow Hill property in Alaska, USA.  The Company had previously accrued for these receivables.

Consulting, labour (indirect), and professional fees were significantly higher in Q4’08, primarily due to the Company incurring significant legal costs in completing the Cree East partnership agreements (see “JV Project Status” and ”Project Updates”). The increase from Q1’09 to Q2’09 is principally due to an under accrual in Q1’09. Included within Q3’09 were bonus payments of $130,000.

Insurance, licenses and filing fees were negative in Q3’09 as a result of an insurance allocation to various properties.  The increase in Q1’10 can be attributed to filing fees associated with the audited financial statements and tax returns.

Other corporate costs are up in Q2’10 primarily as a result of a $54,000 provision for doubtful accounts.  The remaining difference is consistent with prior period results.

Investor relations expenses were significantly lower in the current year. The Company has consciously reduced these activities over the past 18 months due to the current economic environment.

Rent costs are up in Q3’09 due to costs for early termination of an office sub-lease which was settled by way of the transfer of the Glitter Lake property.

In Q4’08, the Company recognized a gain on sale on disposition of some of the Company’s available-for-sale securities. During Q2’09, given the impact of the economic environment on share prices, the Company recorded several permanent impairments in value in its statement of loss and deficit. As a result, all of the previously recorded fair value adjustments for these securities that had flowed through other comprehensive income were reversed. The Company took a further impairment write-down on certain investments in Q3’09.  No impairments were recorded in Q1’10 or Q2’10.

The debit shown in management fees in the Q3’09 represented a reversal of management fees booked in the first half of the year that would otherwise have been offset against indirect costs.

The future income tax (“FIT”) recovery shown arises from the renouncement by the Company of future tax losses associated with the Company’s May 2008 flow-through offering. The actual renouncement was done by CanAlaska in February 2009 (Q4’09) and, under Canadian GAAP, this action required that the Company to record a FIT liability. However, the Company can utilize previously unrecognized future income tax assets (i.e prior tax losses) to offset the FIT liability to the extent such assets are available. The recognition of these FIT assets in the period gives rise to the FIT recovery. Also included in the FIT recovery would be amounts arising from reductions in the ‘substantially enacted tax rates’ affecting the Company. Such reductions have the effect of reducing previously booked FIT liabilities. In Q1’10 and Q2’10, the Company recognized income tax recoveries of $137,900 and $107,250 respectively, as current period tax losses became available to offset the previously booked ‘flow-through’ offering FIT liability.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 22 of 27

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Table 19: Quarterly Loss and Expense Summary (1)
$000’s, except eps	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09
Revenue	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration exp.	(397)	1,277	28	14	21	954	126	69
Mineral property write-offs	-	550	-	-	10	484	-	-
Equipment rental income	-	(429)	-	-	-	(316)	(16)	(74)
Net option payments	-	(137)	(112)	(29)	(15)	(31)	75	-
	(397)	1,261	(84)	(15)	16	1,091	185	(5)
Other Expenses
Consulting, professional fees, and indirect labour	425	432	150	294	327	278	297	263
Depreciation	-	188	53	54	57	68	48	49
Foreign exchange loss (gain)	-	(28)	(27)	(120)	49	(95)	2	7
Insurance, licenses & filing Fees	17	52	20	65	(45)	21	65	15
Interest income	158	(94)	(50)	(44)	(28)	(45)	(30)	(30)
Other corporate cost	53	53	39	40	23	116	33	87
Investor relations	93	36	16	17	21	6	10	35
Rent	30	29	22	39	92	47	50	47
Stock-based compensation	601	372	373	382	346	408	350	371
Travel & accommodation	22	66	9	41	19	11	6	24
Write-down of AVS securities	(15)	(134)	-	327	41	26	-	-
Management fees	(429)	(287)	(145)	(65)	210	(628)	(54)	(63)
	955	685	460	1,030	1,112	213	777	805
Net loss before taxes	558	1,946	376	1,015	1,128	1,304	962	800
Future income taxes	-	(772)	-	-	-	(1,107)	(138)	(170)
Net loss after taxes	558	1,174	376	1,015	1,128	197	824	693
Unrealized loss on AFS securities	(58)	146	147	125	(58)	(57)	48	6
Comprehensive loss	500	1,320	523	1,140	1,070	140	872	699
Loss per share	0.00	0.01	0.00	0.01	0.01	0.00	0.01	0.00

Note: (1) Certain comparative figures have been reclassified to conform to current period’s presentation.

Investment Activities and Deferred Exploration Costs

Deferred exploration costs associated with mineral property interests increased during the quarter, principally as a result of exploration expenditures on Cree East, Fond Du Lac, and Black Lake (see Table 2: Quarterly Total Deferred Exploration Summary, “JV Project Status” and ”Project Updates”).

The interim financial statements reflect a net change in deferred mineral property exploration costs of $2.7 million for the six months ended Q2’10 (prior year six months – $4.2 million) as the Company continued to invest in its Athabasca properties. The principal projects accounting for the spending difference include Cree East, with an additional $1.0 million in spending in the prior fiscal year over the current six month period, and higher spending on West McArthur and Black Lake in the current year of about $0.25 million that was virtually entirely offset by higher spending on Fond Du Lac in the same period of the prior year.

For the current quarter, the net change in deferred mineral property exploration costs is $1.1 million as compared to the prior fiscal year’s second quarter spending of $3.0 million. There were no write-offs of deferred mineral property costs in either Q1’10 or Q2’10 or in the prior fiscal year’s comparable periods.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 23 of 27

www.canalaska.com

In Q4’09, the primary mineral property deferred cost write-offs were ($0.5 million in total and were related to its Granite Dome, Greymouth and Mt. Mitchell in New Zealand properties.

Table 20: Quarterly Financial Position Summary
$000’s, except shares	Q3’08 Jan 31/08	Q4’08 Apr 30/08	Q1’09 Jul 31/08	Q2’09 Oct 31/08	Q3’09 Jan 31/09	Q4’09 Apr 30/09	Q1’10 Jul 31/09	Q2’10 Oct 31/09
Financial Position
Assets
Cash and cash equivalents	9,117	7,376	10,546	7,702	7,990	6,339	5,061	4,119
Accounts receivable and Prepaids	1,649	2,121	2,040	1,307	2,010	996	951	908
Available-for-sale securities	612	882	676	251	245	276	228	289
Total Current Assets	11,378	10,379	13,262	9,260	10,245	7,611	6,240	5,316
Reclamation bond	680	711	711	280	281	317	308	308
Property, plant and equipment	932	887	860	837	823	827	792	755
Mineral property interests	25,525	31,661	32,822	35,854	36,500	39,133	40,780	41,874
Total Assets	38,515	43,368	47,655	46,231	47,939	47,888	48,120	48,253
Liabilities
Accounts payable and accruals	268	2,619	1,499	630	590	1,194	1,057	345
Future income tax liability	946	1,445	1,445	1,445	1,445	1,341	1,203	1,095
Total Liabilities	1,214	4,064	2,944	2,075	2,035	2,535	2,260	1,440
Non-Controlling Interest(1)	-	3,600	5,280	5,280	7,600	7,600	8,480	8,480
Shareholders’ Equity
Common shares	55,913	54,079	57,000	57,114	57,114	56,183	56,190	57,327
Contributed surplus	3,875	5,392	6,451	6,922	7,420	7,940	8,432	8,946
AOCI	-	166	19	(106)	(48)	9	(39)	(45)
Deficit	(22,487)	(23,663)	(24,039)	(25,054)	(26,182)	(26,379)	(27,203)	(27,895)
Total Shareholders’ Equity	37,301	35,974	39,431	38,876	38,304	37,753	37,380	38,333
Total Liabilities and Equity	38,515	43,368	47,655	46,231	47,939	47,888	48,120	48,253
Total shares outstanding (000’s)	125,860	125,870	137,534	137.734	137,734	137.784	137,834	144,850
Weighted average # of shares (000’s)	125,521	125,870	135,636	137,642	137,734	137,160	137,793	140,289
Working Capital	11,110	7,760	11,763	8,630	9,655	6,417	5,183	4,971
Cash flows from:
Operating activities	(155)	(1,729)	(539)	(627)	(1,658)	(673)	(507)	(559)
Financing activities	12	2,431	5,121	-	2,320	(5)	879	1,146
Investing activities	642	(2,444)	(1,411)	(2,217)	(374)	(973)	(1,650)	(1,529)
Net increase (decrease) in cash	499	(1,742)	3,170	(2,844)	288	(1,651)	(1,278)	(942)

Note: (1) The non-controlling interest stems from the consolidation of the variable interest entity formed with the Company’s Korean partners, in the form of the CKU Partnership (see notes 3 and 9(a) in the Q2’10 interim financial statements). This amount represents the total funding from our Korean partners as their contributions towards the partnership. It also includes $0.6 million that was contributed for intellectual property purchased from CanAlaska during the formation of the partnership.

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may materially affect the Company’s financial statements. To date, management has adopted a process to develop a project plan which identifies the key steps and assignment of responsibilities for each of those steps to ensure a successful transition. These key steps include outlining potential conversion issues unique to our industry, addressing staff training requirements to ensure sufficient IFRS knowledge, and identifying potential external advisors needed to assist management.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 24 of 27

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The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

Outstanding Share Data

As at December 18, 2009:

•

Authorized share capital – unlimited number of common shares, no par value.

•

Total common shares issued and outstanding – 159,194,842 common shares.

•

Stock options and warrants – at October 31, 2009, there were 23,148,000 stock options and 10,020,000 warrants for the purchase of common shares granted and outstanding having weighted average exercise prices of $0.33 and $0.41 per common share respectively.

Risks and Uncertainties

Mineral exploration involves a high degree of risk. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Further, very few mineral properties warrant the considerable expenditures required to initially substantiate their reserves, and to then develop them into production. Consequently, very few properties ever become producing mines. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for the mineral properties and related deferred exploration costs, and the Company’s continued viability, is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or upon the proceeds from disposition of its mineral properties. The Company believes that the recent global economic crisis has reduced the availability and number of potential sources of capital, which may have an impact on the Company’s ability to raise additional capital in future. The duration of current economic conditions cannot be predicted. The availability of financing on acceptable terms may make it difficult for companies to raise the funds required within planned timelines. The Company will manage its liquidity risk by reviewing the risk characteristics of its mineral properties and other assets, by curtailing any non-essential expenses to conserve cash resources, and by considering the sale or joint venture of assets. Failure to obtain necessary financing may result in delays or indefinite suspension of exploration and development programs and possible loss of the Company’s mineral property interests.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 25 of 27

www.canalaska.com

The Company competes with other mining enterprises, some of which have greater financial resources, for the acquisition of mineral concessions. The Company is at risk to variations in mineral prices, the interest of investors, and the availability of contractors. These factors impact upon the Company’s ability to finance its programs and to carry on operations.

The Company’s primary mineral property interests involve uranium, which is a strategic mineral whose mining and export are subject to considerable government oversight and regulation. Its mineral exploration activities expose the Company to potential environmental liabilities relating to the reclamation of property in accordance with local laws and regulations. There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. The Company’s mineral property interest may be subject to prior unregistered agreements or transfers and the title may be affected by undetected defects. As of the effective date of this MD&A, management is not aware of any impediment to its ownership of its mineral properties.

For further information, please see the risk factors section of both the Company’s annual MD&A and its Form 20-F filings for the fiscal year ended April 30, 2009.

Corporate Disclosure Practices and Policies

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that financial information is accurate and reliable. The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. Committees of the Board presently consist of an Audit Committee, a Compensation Committee, and a Governance Committee. The Audit Committee consists of three unrelated outside directors. The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors. The Compensation Committee consists of three unrelated outside directors. The role of the Compensation Committee is to develop and approve the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, to recommend levels of executive compensation, and to administer the Company’s stock option plan. The Governance Committee consists of three unrelated outside directors and its duties are to identify suitable corporate governance policies, regulate board organization and other committee structures, specify Board composition and qualifications, assess potential candidates for the Board, review the performance of the Board, oversee selection and appointment of the CEO, and to develop suitable policies for management succession.

Management of the Company has designed and established disclosure controls and procedures to ensure that information disclosed in this MD&A and the interim financial statements for the three and six months ended October 31, 2009 was properly recorded, processed, summarized, and reported.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures to the end of the period covered by this report.

The Chief Executive Officer and Chief Financial Officer acknowledge responsibility for the design of internal control over financial reporting, and confirm that there were no changes in these controls that occurred during the most recent interim period which materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 26 of 27

www.canalaska.com

Cautionary Notice

This MD&A contains statements that constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Forward-looking statements in this document include statements regarding the Company’s expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company’s expectations regarding the amount and adequacy of its cash reserves in future periods, and the Company’s expectations regarding the amount of expenses in future periods. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements which are made only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained in a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange and Canadian and American securities regulators.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities law.

Approval and Continuous Disclosure

The Audit Committee, on behalf of the Board of Directors, has approved the disclosure contained in this interim MD&A.

A copy of this MD&A, as well as previously published financial statements, MD&A’s, and other information regularly disclosed by the Company are available on the SEDAR website at www.sedar.com, the EDGAR website at http://www.sec.gov/edgarhp.htm, and on the Company's website at www.canalaska.com.

CanAlaska Uranium Ltd. – MD&A October 31, 2009                                                                                                                                                                                                                                                                                                   Page 27 of 27